May 31, 2013

Ms. Jennifer Gowetski

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Southern States Sign Company

Amendment No. 3 to Form 8-K

Filed February 21, 2013

File number 333-171842

Dear Ms. Gowetski:

Reference is made to the letter dated April 3, 2013 (the “Comment Letter”) to Mr. Antonio Conte, Chief Executive Officer of Southern States Sign Company (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Amendment No. 3 to Form 8-K filed by the Company with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been stated below in their entirety, with the responses to each comment set forth immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Item 1.01 Entry into a Material Definitive Agreement

The Acquisition, page 1

1.	We note your statement on page 1 that since only CR&P’s shares were acquired by the company in the share exchange, shareholder approval was not required. However, we also note your disclosure in the next paragraph that in exchange for all of the issued and outstanding shares of CR&P, the CR&P shareholders received 21,250,000 shares of your common stock. Please reconcile these two statements and explain to us in more detail how you determined that shareholder approval was not required.

For the Staff’s information, Nevada Revised Statutes 92A.110 “Authority for exchange; approval, contents and form of plan of exchange” requires shareholder consent only if “all” of the outstanding shares of the Nevada corporation are being acquired. Further, the board of directors of a Nevada corporation can authorize the issuance of such corporation’s shares for whatever consideration the board of directors believes is appropriate. In the Share Exchange, existing shareholders of Southern States Sign Company (“SOST”) were not required to transfer their shares. Accordingly, since there was no exchange or transfer of the shares held by the existing SOST shareholders, no shareholder consent was required under Nevada Revised Statutes. The board of directors of SOST had the corporate authority, without shareholder approval, to issue the 21,250,000 SOST shares to the CR&P shareholders in exchange for the shares and assets of CR&P. If as part of the Share Exchange, “all” of the issued and outstanding shares of SOST were being exchanged for all of the issued and outstanding shares of CR&P, the approval of SOST shareholders would have been required. Since “none” of the issued and outstanding shares of SOST were being exchanged, no SOST shareholder approval was required.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
May 31, 2013

Form 10 Disclosure

Business

Overview, page 3

2.	We note your response to comment 7 in our letter dated December 10, 2012. We continue to believe that you should revise to clarify whether you have any obligation for capital or fixed assets requirements in connection with your management agreements. For example only, please clarify who is responsible for any property upgrades and general maintenance. In addition, please revise to clarify whether the minimum rent calculation is a function of occupancy levels and average daily rates.

In response to the Staff’s comments, we have revised the disclosure on pages 7-9 to include the requested information.

Properties, page 6

3.	We note your response to comment 11 in our letter dated December 10, 2012. We further note your revenue per available room appears higher than the average daily rate. Taking into account your occupancy, please explain how you calculated revenue per available room. In addition, please provide the occupancy rate, average daily rate and revenue per available room for each hotel.

In response to the Staff’s comments, we have revised the disclosure on page 7-9 to include the requested information.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
May 31, 2013

Management’s Discussion and Analysis or Plan of Operation

Recent Developments and Events, page 23

4.	We note your response to comment 16 in our letter dated December 10, 2012. However, we are unable to locate the revised disclosure on page 23. Please revise to provide the material terms of the transaction with JSH, including the consideration paid and your current stake in JSH, or advise.

As of the date hereof, the preliminary agreement among JSH S.r.l. and its shareholders (“JSH”), pursuant to which CR&P should have acquired, by the end of 2012, not less than a 15% stake in JSH, or an equivalent stake in the new newly formed company to be incorporated by JSH to control the companies involved in the management of the CR&P hotels, has not been finalized. We expect to finalize it by June 30, 2013.

Directors and Executive Officers, page 37

5.	We note your response to comment 22 in our letter dated December 10, 2012; however, we were unable to locate the disclosure required under Item 407(a) of Regulation S-K. Please advise or revise accordingly.

In response to the Staff’s comments, we have revised the disclosure on page 41 to include the requested information.

Exhibit 99.1

General

6.	Please revise your financial statements to clarify for the reader that the amounts presented have been rounded to the nearest thousand.

In response to the Staff’s comments, we have revised the disclosure on pages 2-5 and 7 to the financial statements to include the requested information.

Consolidated Statements of Cash Flows, page 4

7.	We are unclear how you determined your presentation of discontinued operations is appropriate. Please revise your presentation to allocate cash flows from discontinued operations either to operating, investing or financing activities.

In response to the Staff’s comments, we have revised the consolidated statements of cash flows on page 4 of the financial statements to include the requested information.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
May 31, 2013

Furthermore, we have revised the consolidated balance sheets and statements of operations for the years ended December 31, 2011 and 2010 and the related footnotes to show the correct classification of available-for-sale assets and liabilities and discontinued operations.

Notes to the Audited Consolidated Financial Statements

2. Summary of significant accounting policies

Goodwill and Other Intangible Assets, page 9

8.	We have considered your response to our prior comment 34. In your previously filed Form 8-K, you indicated that acquired assets were recorded at acquisition cost rather than fair value. As it does not appear that there have been any changes to the amounts recorded to net properties, plant and equipment, explain to us how you have corrected your financial statements to comply with U.S. GAAP.

In response to the Staff’s comments, since we have revised the disclosure about acquisitions, we confirm that “assets acquired” and “liabilities assumed in business combinations” are recorded on our consolidated balance sheets as of the respective acquisition dates based upon their estimated fair values at such dates.

Leasing, page 9

9.	We have considered your response to our prior comment 37 and the revisions to your footnote disclosure. It does not appear that the total net minimum lease payments presented on page 19 of your financial statements equals the total outstanding liabilities under capital lease at period end. Please revise your financial statements to update the total minimum lease payment disclosure or explain to us why no revision is necessary.

In response to the Staff’s comments, we have revised the disclosure on page 20 to include the requested information.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
May 31, 2013

Revenue Recognition, page 10

10.	We have considered your response to our prior comment 39 and the revisions to your financial statement disclosure. Please expand your disclosure to provide a more robust description of your revenue recognition policies. In your revised disclosure please state, if true, that fixed rent received under contracts with set increasing rental rates is recognized on a straight-line basis. In addition your revised disclosure should state, if true, that additional variable revenues subject to a contingency (i.e. operating profit floor) are not recognized until the contingency has been resolved.

In response to the Staff’s comments, we have revised the disclosure regarding revenue recognition on page 13 to state that fixed rent received under contracts with set increasing rental rates is recognized on a straight-line basis, while additional variable revenues subject to a contingency (i.e. operating profit floor) are not recognized until the contingency has been resolved.

4. Advance payment on purchase and other current assets, page 10

11.	We have considered your response to our prior comment 41. Please explain to us how you determined it would be appropriate to recognize any of additional premium as of December 31, 2011. The amount appears to be a gain contingency which would not be recognized as revenue until realized. Reference is made to ASC Topic 450-30-25-1.

In response to the Staff’s comments, we no longer recognize the additional premium and the related receivable and allowance for doubtful accounts mentioned in our prior comment 41 and consequently we have revised the financial statements (balance sheet, statement of operations, cash flows and stockholders equity) and the disclosure on page 10, under the heading “Accounts receivable,” to include the requested information.

13. Commitments and contingencies, page 19

12.	Please explain to us how you have met all of the disclosure requirements of ASC Topic 450-20-50 related to litigation claims. Specifically tell us whether any loss contingencies exist which are reasonably estimable and for which there is a reasonable possibility that a loss has occurred. Reference is made to ASC Topic 450-20-50-2. Additionally, explain to us how your policy for recognizing a loss complies with the guidance in ASC Topic 450-20-25.

In response to the Staff’s comment, we have revised the disclosure on page 25 to include the requested information.

Ms. Jennifer Gowetski
United States Securities and Exchange Commission
May 31, 2013

15. Subsequent Events, page 20

13.	Please confirm for us that the spin-offs described in this footnote have been classified as held for sale and discontinued operations for all periods presented. In your response, explain to us where these entities are listed in footnote 5 to your financial statements.

In response to the Staff’s comments, we have revised the financial statements and the disclosure on pages 12 and 14 to include the requested information. We confirm that after the revisions described in this response letter, the spin-offs described on page 22 have been classified as available-for-sale and discontinued operations for 2011 and 2010.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely,

Southern States Sign Company

By:	/s/ Sergio Schisani
Name: Sergio Schisani
Title: Chief Executive Officer

cc:	Christopher S. Auguste, Esq.